UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Invisa, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

461993909
(CUSIP Number)

Howard R. Curd
1800 Second Street, Suite 970
Sarasota, FL  34236
(941) 906-8580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	461993909	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Howard R. Curd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,842,401 (1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 6,842,401 (1)

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,842,401 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.33%

14	TYPE OF REPORTING PERSON
IN
(1) Includes 6,818,182 shares held by Centurian Investors, Inc., a Delaware corporation, which is controlled by Howard R. Curd, its sole shareholder.  Mr. Curd expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(1) Includes 6,818,182 shares held by Centurian Investors, Inc., a Delaware corporation (“Centurian”), which is controlled by Howard R. Curd, its sole shareholder, and 24,219 shares held directly by Mr. Curd.  Mr. Curd expressly disclaims beneficial ownership of the shares held by Centurian Investors, Inc., except to the extent of his pecuniary interest therein.

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Invisa, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1800 2nd Street, Suite 965, Sarasota, Florida 34236.

Item 2. Identity and Background.

(a)           The persons filing this Statement are Howard R. Curd, a natural person, and Centurian Investors, Inc., a Delaware corporation (“Centurian” and together with Mr. Curd, the “Reporting Persons”).

(b)           The business address of Centurian is 1800 2nd Street, Suite 970, Sarasota, Florida 34236, and the business address of Mr. Curd is 1800 2nd Street, Suite 970, Sarasota, Florida 34236.

(c)           Mr. Curd’s present principal occupation is chief executive office of Uniroyal Engineered Products, LLC a privately held manufacturing company with executive offices located at 1800 2nd Street, Suite 970, Sarasota, Florida 34236.  Mr. Curd is the sole officer, director and shareholder of Centurian. The principal business of Centurian has been extending loans to Invisa since 2007 in order to enable Centurian to continue its operations.   Centurian is controlled by Mr. Curd.

(d)-(e)     During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Curd is a citizen of the United States of America. Centurian is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Consideration.

On or about December 8, 2011, Howard Curd acquired from a third party 24,219 shares of the Issuer’s Common Stock, 9,715 shares of the Issuer’s Series A Preferred Stock and 2,702 shares of the Issuer’s Series B Preferred Stock.  The source of the funds for the purchases was personal funds.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Issuer’s Common Stock as described in Item 3 above. The Reporting Person has made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in section  (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Curd beneficially owns and controls the 6,818,182 shares of the Issuer’s Common Stock held by Centurian, representing 48.84% of the outstanding shares of the Issuer’s Common Stock. Centurian also has contingent ownership of an additional 3,848,4856 shares of the Common Stock of the Issuer, which shares have been pledged by the Issuer to secure the remaining $432,021 principal amount of senior debt of the Issuer held by Centurian.  Mr. Curd owns and controls the shares held by Centurian because he is the sole shareholder of Centurian.  Members of Mr. Curd’s family and affiliated entities also hold 7,000 shares of the Class C Preferred Stock of the Issuer, as to which shares Mr. Curd expressly disclaims beneficial ownership.  The shares of the Preferred Stock of the Issuer are convertible into the Issuer’s Common Stock at the rate of $0.60 per share.

 (b)           Since Mr. Curd is the sole officer, director and shareholder of Centurian, Mr. Curd has sole voting and dispositive power over the 6,818,182 shares of the Issuer’s Common Stock that are directly and beneficially owned by Centurian.  As a result of the transaction described in Item 3 above, Mr. Curd owns directly 24,219 shares of the Issuer’s Common Stock, 9,715 shares of the Issuer’s Series A Preferred Stock and 2,702 shares of the Issuer’s Series B Preferred Stock.

(c)           Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)           Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2011

/s/ Howard R. Curd
Howard R. Curd

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of INVISA, INC., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: December 12,  2011

CENTURIAN INVESTORS, INC.

By:	/s/ Howard R. Curd

Name: Howard R. Curd, President

/s/ Howard R. Curd
Howard R. Curd, Individually